UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          THOMAS PROPERTIES GROUP, INC.
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    884453101
                                    ---------
                                 (CUSIP Number)


                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]   Rule 13d-1(b)

                               [ ]   Rule 13d-1(c)

                               [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages

 CUSIP No.:  884453101                                         Page 2 of 9 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       STARWOOD REAL ESTATE SECURITIES, LLC
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power            0
Shares              ............................................................
Beneficially         6.     Shared Voting Power          1,857,800
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       0
Person With         ............................................................
                     8.     Shared Dispositive Power     1,857,800
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,857,800
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

        7.51% based on 24,747,936 shares outstanding as of November 1, 2007.
.................................................................................
12.    Type of Reporting Person:

       OO; IA

                                  SCHEDULE 13G

CUSIP No.:  884453101                                          Page 3 of 9 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       DIRIGO MASTER FUND LTD
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power            0
Shares              ............................................................
Beneficially         6.     Shared Voting Power          1,589,600
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       0
Person With         ............................................................
                     8.     Shared Dispositive Power     1,589,600
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,589,600
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.42% based on 24,747,936 shares outstanding as of November 1, 2007.
.................................................................................
12.    Type of Reporting Person:

       OO

                                                               Page 4 of 9 Pages

Item 1(a).        Name of Issuer:

                  Thomas Properties Group, Inc.(the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  515 South Flower Street, Sixth Floor Los Angeles, CA 90071.

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    Starwood Real Estate Securities, LLC ("Starwood");

                  ii)   Dirigo Master Fund Ltd ("Dirigo").

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Starwood and Dirigo is 591 West Putnam Avenue Greenwich, CT 06830.

Item 2(c).        Citizenship

                  i)    Starwood is a Delaware limited liability company; and

                  ii)   Dirigo is a Delaware corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  884453101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (e) [X]  An  investment   advisor  in  accordance  with  Rule
                           13d-1(b)(1)(ii)(E).

                                                               Page 5 of 9 Pages


Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of December 31, 2007:

                  (a) Starwood may be deemed to be the beneficial owner of 1,857,800 Shares held for the accounts of each of Dirigo, HFF I, LLC and FNY Managed Accounts, LLC. This amount includes: A) 1,589,600 Shares held for the account of Dirigo; B) 134,100 Shares held for the account of HFF I, LLC; and C) 134,100 Shares held for the FNY Managed Accounts, LLC.

                  (b) Dirigo may be deemed to be the beneficial owner of 1,589,600 Shares held for its account.

Item 4(b).        Percent of Class:

                  (a) As of December 31, 2007, the number of Shares Starwood may be deemed to be the beneficial owner of constitutes approximately 7.51% of the 23,747,936 total Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 23,747,936 shares outstanding as of November 1, 2007).

                  (b) As of December 31, 2007, the number of Shares Dirigo may be deemed to be the beneficial owner of constitutes approximately 6.42% of the 23,747,936 total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 23,747,936 shares outstanding as of November 1, 2007).

Item 4(c).        Number of Shares of which such person has:

Starwood:
---------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,857,800

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,857,800

Dirigo:
-------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,589,600

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,589,600

                                                               Page 6 of 9 Pages

Item 5.         Ownership of Five Percent or Less of a Class:
                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
                This Item 6 is not applicable.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security  Being  Reported on By the Parent  Holding
                Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10. Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2008                STARWOOD REAL ESTATE SECURITIES L.L.C.

                                       By:    /s/ Steven N. Gottschalk
                                              -------------------------
                                       Name:  Steven N. Gottschalk
                                       Title: Chief Financial Officer and Chief
                                              Compliance Officer

Date: February 14, 2008                DIRIGO MASTER FUND, LTD.

                                       By:    /s/ Steven N. Gottschalk
                                              -------------------------
                                       Name:  Steven N. Gottschalk
                                       Title: Chief Financial Officer and Chief
                                              Compliance Officer

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

A        Joint Filing  Agreement,  dated February 14, 2008 by and
         among Reporting Persons.................................              9

                                                               Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Thomas Properties Group, Inc. dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2008                DIRIGO MASTER FUND, LTD.

                                       By:    /s/ Steven N. Gottschalk
                                              -------------------------
                                       Name:  Steven N. Gottschalk
                                       Title: Chief Financial Officer and Chief
                                              Compliance Officer

Date: February 14, 2008                STARWOOD REAL ESTATE SECURITIES L.L.C.

                                       By:    /s/ Steven N. Gottschalk
                                              -------------------------
                                       Name:  Steven N. Gottschalk
                                       Title: Chief Financial Officer and Chief
                                              Compliance Officer